November 19, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Suzanne Hayes
Scot Foley

Re:	OncoGenex Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed October 29, 2015
File No. 033-207670

Ladies and Gentlemen:

On behalf of OncoGenex Pharmaceuticals, Inc. (the “Company”), we are submitting this letter and the following information in response to a letter, dated November 5, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-3 filed with the Commission on October 29, 2015.

We have incorporated the Staff’s comment into this response letter in bold italics and our response is set forth below.

General

1.	We note that you have submitted an application for confidential treatment relating to an exhibit you filed with your quarterly report on Form 10-Q for the quarterly period ended June 30, 2015. Please be advised that we will not be in a position to grant effectiveness to your registration statement until such time as this application has completed processing or is withdrawn.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the confidential treatment order (File No. 033-80623– CF#32888) relating to Exhibit 10.2 to the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2015 was issued on November 19, 2015.

* * *

U.S. Securities and Exchange Commission

November 19, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559 or, in his absence, Amanda Rose at (206) 389-4553.

Sincerely, FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	John Bencich, OncoGenex Pharmaceuticals, Inc.
Alan Smith, Esq., Fenwick & West LLP
Amanda Rose, Esq., Fenwick & West LLP